

December 20, 2024

Via EDGAR
Ms. Davis and Mr. Spitz
Staff Accountant
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: First Business Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-34095

Dear Ms. Davis and Mr. Spitz:

This letter responds to the letter of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), dated April 20, 2016, to First Business Financial Services, Inc. (the "Corporation") regarding the Corporation's Annual Report on Form 10-K for fiscal year ended December 31, 2023 (the "Form 10-K") and Exhibit 99.1 to the Company's Form 8-K furnished to the Commission on October 24, 2024 (the "Form 8-K").

This letter sets forth the comment provided by the Staff in the comment letter and the Corporation's response.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Efficiency Ratio and Pre-Tax, Pre-Provision Adjusted Earnings, page 37

Staff Comment:
We note your presentation of "pre-tax, pre-provision adjusted return on average assets" on page 38, as well as in Exhibit 99.1 to your Form 8-K filed on October 24, 2024. This measure appears to exclude normal recurring operating expenses given the provision for credit loss is a primary expense in the banking industry. Please tell us how this measure is in accordance with Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G, or remove this measure from your future filings.

Corporation Response:
Upon review, we understand that the narrative disclosure for pre-tax, pre-provision adjusted return on average assets on page 37 of the Form 10-K may imply that provision for credit loss is a one-time, non-recurring item. The description is intended to highlight that the direction and magnitude of provision for credit loss may be inconsistent from period to period as can be observed with Corporation's 2023 provision for credit losses versus our 2022 provision for credit losses, where in 2022 we recognized a full-year net recovery.

The Corporation agrees that the provision for credit losses is a part of recurring operations, and will revise the relevant disclosures in the Corporation's Form 10-K for the period ended December 31, 2024 (the "2024 Form 10-K") and future periodic reports for clarity.

Specifically, the Corporation intends to replace the pre-tax, pre-provision adjusted return on average assets metric with "pre-provision net revenue" ("PPNR") adjusted return on average assets in the 2024 Form 10-K and future periodic reports and earnings release materials. The Federal Reserve defined PPNR in SR 14-3, "Supervisory Guidance on Dodd-Frank Act Corporation-Run Stress Testing for Banking Organizations with Total Consolidated Assets of More Than $10 Billion but Less Than $50 Billion." Bank regulatory agencies use PPNR as a measure of net revenues available to absorb losses, including credit losses. Therefore, management closely monitors this non-GAAP financial measure and believes it is a useful measure for readers of the Corporation's financial statements. PPNR is defined in Footnote 9 of SR 14-3 as follows:

> "The DFA stress test rules define PPNR as net interest income plus non-interest income less non-interest expense. Non-operational or non-recurring income and expense items should be excluded."

Management believes all items illustrated on page 38 of the Form 10-K are either non-operational or non-recurring and therefore can be adjusted from non-interest income and non-interest expense in accordance with Item 10(e)(ii)(B) of Regulation S-K and Questions 100.01 and 102.03 of the Staff's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G. The non-recurring items excluded from the measure in the Form 10-K are the "Net gain (loss) on sale of securities" and "Bank-owned life insurance claim," with all other adjustments non-operational.

If you require any additional information on these issues, or if the Corporation can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at 608-232-5977.

Sincerely,
First Business Financial Services, Inc.
By: /s/ Brian Spielmann
Name: Brian Spielmann
Its: Chief Financial Officer

cc: Godfrey & Kahn, S.C
C. J. Wauters Esq. (via e-mail: CWauters@gklaw.com)